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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Nextel Communications, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

65332V103

(CUSIP Number)

Carol Forsyte
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196
(847) 576-7646

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 65332V103			Page 1 of 12

1.	Name of Reporting Person: Motorola, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power:
59,167,768 (Includes 29,053,780 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5; and up to 25,000,000 shares which are subject to forward sale and pledge agreements — See Item 6)

		8.	Shared Voting Power: 7,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

9.	Sole Dispositive Power:
59,167,768 (Includes 29,053,780 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5; and up to 25,000,000 shares which are subject to forward sale and pledge agreements — See Item 6)

		10.	Shared Dispositive Power: 7,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
66,190,768 (Includes 29,660,000 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5; and up to 25,000,000 shares which are subject to forward sale and pledge agreements — See Item 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.88%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 65332V103			Page 2 of 12

1.	Name of Reporting Person: Motorola Canada Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 5,000,000 (See Item 5)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 5,000,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.44%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 65332V103			Page 3 of 12

1.	Name of Reporting Person: Motorola SMR, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.18%

14.	Type of Reporting Person (See Instructions): CO

Schedule 13D

CUSIP No. 65332V103	Page 4 of 12 Pages

Item 1. Security and Issuer.

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 (“Amendment”) relates to the Class A Common Stock, par value $0.001 per share (the “Nextel Class A Common Stock”), of Nextel Communications, Inc., a Delaware corporation (“Nextel”). The Report on Schedule 13D filed by Motorola dated August 7, 1995, as amended by Amendment No. 1 dated May 10, 1996, Amendment No. 2 dated July 29, 1999, Amendment No. 3 dated April 6, 2001; Amendment No. 4 dated March 3, 2003, Amendment No. 5 dated September 30, 2004 and Amendment No. 6 dated December 14, 2004 (hereinafter collectively referred to as “Motorola Schedule 13D”), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Motorola Schedule 13D.

The percentage of Nextel Class A Common Stock reported in this Amendment as being beneficially owned by Motorola, Inc. (“Motorola”), Motorola SMR, Inc. (“Motorola SMR”) and Motorola Canada Limited (“Motorola Canada”) is based upon the number of outstanding shares of common stock on April 29, 2005 as identified in Nextel’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

Item 2. Identity and Background.

Item 2 is amended and restated to read as follows:

(a) - (c), (f) This statement is being filed by Motorola, Inc., a Delaware corporation (“Motorola”), Motorola SMR, Inc., a New Jersey corporation and wholly-owned subsidiary of Motorola (“Motorola SMR”), and Motorola Canada Limited, a corporation organized under the laws of Canada and a wholly-owned subsidiary of Motorola (“Motorola Canada”).

Motorola’s principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196.

Motorola is a global communications leader that provides seamless mobility products and solutions across broadband, embedded systems and wireless networks.

In December 2004, Motorola announced its decision to realign its businesses, effective January 1, 2005, into the following four operating business groups:

Mobile Devices. Motorola designs, manufactures, sells and services wireless handsets, with integrated software and accessory products.

Networks. Motorola designs, manufactures, sells, installs and services wireless infrastructure communication systems, including hardware and software. Motorola also provides end-to-end wireless networks, including radio base stations, base site controllers, associated software and services, mobility soft switching, application platforms and third-party switching for CDMA, GSM, iDEN® and UMTS technologies. In addition, the segment designs, manufactures, and sells: (i) embedded communications computing platforms, (ii) fiber-to-the-premise (“FTTP”) and fiber-to-the-node (“FTTN”) transmission systems supporting high-speed data, video and voice, and (iii) wireless broadband systems.

Government and Enterprise Mobility Solutions. Motorola designs, manufactures, sells, installs and services analog and digital two-way radio, voice and data communications products and systems to a wide range of public-safety, government, utility, transportation and other worldwide markets, and participates in the expanding market for integrated information management, mobile and biometric applications and services. Motorola also designs,

Schedule 13D

CUSIP No. 65332V103	Page 5 of 12 Pages

manufactures and sells automotive and industrial electronics systems, and telematics systems that enable automated roadside assistance, navigation and advanced safety features for automobiles.

Connected Home Solutions. Motorola designs, manufactures and sells a wide variety of broadband products, including: (i) digital systems and set-top terminals for cable television and broadcast networks; (ii) high speed data products, including cable modems and cable modem termination systems, as well as Internet Protocol-based telephony products; (iii) hybrid fiber coaxial network transmission systems used by cable television operators; (iv) digital satellite television systems; and (v) direct-to-home satellite networks and private networks for business communications.

The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola’s knowledge, all directors and executive officers of Motorola are citizens of the United States unless otherwise noted.

Motorola SMR is a wholly-owned subsidiary of Motorola which contributed its assets to Nextel in conjunction with the Merger (as defined in Item 3 of the Motorola Schedule 13D) and is now engaged in no business other than holding shares of Nextel Common Stock (as defined in Item 3 of the Motorola Schedule 13D). Motorola SMR’s executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196. The name, business address and present principal occupation of each of its executive officers and directors are set forth in Appendix 2 hereto. To the best of Motorola SMR’s knowledge, all directors and executive officers of Motorola SMR are citizens of the United States, unless otherwise noted.

Motorola Canada is a wholly-owned subsidiary of Motorola and is principally engaged in the communications and electronics businesses in Canada. Motorola Canada’s executive offices are located at 8133 Warden Avenue, Markham, Ontario Canada L6G 1B3. The name, business address, present principal occupation and citizenship of each of its executive officers and directors are set forth in Appendix 3 hereto.

(d) - (e) None of Motorola, Motorola SMR, Motorola Canada or, to the best of Motorola’s, Motorola SMR’s and Motorola Canada’s knowledge, any of the directors or executive officers listed on Appendices 1 through 3 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.

Item 4 is amended to insert the following paragraph as the eighth paragraph of Item 4.

On May 16, 2005, Motorola, Motorola SMR and Nextel entered into a letter agreement (the “2005 Amendment”) that amends and supplements the 2004 Letter Agreement. Pursuant to the 2005 Amendment, Motorola and Motorola SMR acknowledged and agreed that the circumstances under which the non-voting common stock of Sprint/Nextel to be issued by Sprint/Nextel pursuant to the Sprint Merger Agreement (the “Sprint/Nextel Non-Voting Stock”) will be convertible into shares of Sprint/Nextel voting common stock will not be substantially identical to the circumstances under which shares of Class B Non-Voting Common Stock of Nextel are convertible into shares of Nextel Class A Common Stock. Under Nextel’s Amended Certificate of Incorporation, the proposed delivery of Sprint/Nextel Non-Voting Stock with terms that are not substantially identical to the shares of Class B

Schedule 13D

CUSIP No. 65332V103	Page 6 of 12 Pages

Non-Voting Common Stock of Nextel provides Motorola with the right to vote its shares of Class B Non-Voting Common Stock in connection with the Sprint/Nextel merger. Each of Motorola and Motorola SMR have agreed to vote the shares of Class B Non-Voting Stock held by it in favor of the adoption of the Sprint Merger Agreement and any other action or approval required in furtherance of the merger of Nextel with and into a subsidiary of Sprint, provided, no changes or modifications have been made to the Sprint Merger Agreement that would have a material adverse effect on the economic benefits to be realized by Motorola pursuant to the Sprint Merger Agreement. Each of Motorola and Motorola SMR has also agreed to use its reasonable best efforts to obtain internal approval to grant a proxy to officers of Nextel to vote the shares of Class B Non-Voting Stock held by it in favor of the Sprint Merger Agreement.

The former eighth paragraph of Item 4 is amended and restated to read as follows:

Except in connection with the transactions contemplated by the Contribution and Merger Agreement, the Motorola Stock Purchase Agreement and the 2004 Letter Agreement, as described in Item 3 and Item 6 hereof, the Contracts and the 2005 Amendment, as described in this Item 4 and Item 6 hereof, none of Motorola, Motorola SMR or Motorola Canada has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of the Schedule 13D. Each of Motorola, Motorola SMR and Motorola Canada does, however, expect to evaluate on an ongoing basis its intentions with respect to Nextel and may determine to pursue one or more of the actions specified in Items (a) through (j).

Item 5. Interest in Securities of the Company.

Item 5 is amended and restated to read as follows:

(a) - (c) Motorola is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of 66,190,768 shares of Nextel Class A Common Stock1 (constituting 5.88% of the total outstanding shares of Nextel’s Class A Common Stock). As to such shares, Motorola may be deemed to exercise sole voting and sole dispositive power with respect to 59,167,768 shares and shared voting and dispositive power as to 7,023,000 shares (including 29,053,780 and 606,220 shares of Class B Non-Voting Common Stock, respectively, which are convertible in certain circumstances into Class A Common Stock).

Motorola SMR is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 2,023,000 shares of Nextel Class A Common Stock (constituting 0.18% of the total outstanding shares of Nextel’s Class A Common Stock). As to such shares (which includes 606,220 shares of Class B Non-Voting Common Stock which are convertible in certain circumstances into Class A Common Stock), Motorola SMR may be deemed to exercise shared voting and dispositive power.

Motorola Canada is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5,000,000 shares of Nextel Class A Common Stock (constituting 0.44% of the total outstanding shares of Nextel’s Class A Common Stock). As to such shares, Motorola Canada may be deemed to exercise shared voting and dispositive power.

Motorola sold 11,000,000 shares of Nextel Class A Common Stock in the open market during the period from March 22, 2005 through April 20, 2005 at an average price per share equal to $28.24 resulting in aggregate proceeds equal to $310,612,670.

[1]	Motorola’s beneficial ownership of Nextel Class A Common Stock consists of (i) 36,530,768 shares of Nextel Class A Common Stock and (ii) 29,660,000 shares of Nextel Class A Common Stock deemed to be outstanding under Rule 13d-3(d).

Schedule 13D

CUSIP No. 65332V103	Page 7 of 12 Pages

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following paragraph as the twentieth paragraph of Item 6:

As more fully described in Item 4 above, on May 16, 2005, Motorola, Motorola SMR and Nextel entered into the 2005 Amendment pursuant to which each of Motorola and Motorola SMR agreed and acknowledged that the circumstances under which the Sprint/Nextel Non-Voting Stock will be convertible into shares of Sprint/Nextel voting common stock will not be substantially identical to the circumstances under which shares of Class B Non-Voting Common Stock of Nextel are convertible into shares of Nextel Class A Common Stock. Each of Motorola and Motorola SMR also agreed to vote the shares of Class B Non-Voting Stock held by it in favor of the adoption of the Sprint Merger Agreement.

The last paragraph of Item 6 is amended and restated to read as follows:

The foregoing descriptions of the Contribution and Merger Agreement, the Merger Agreement Amendment, the Motorola Stock Purchase Agreement, the Registration Rights Agreement, the Contracts, the 2004 Letter Agreement and the 2005 Amendment are summaries and all statements made in this Schedule 13D, as amended, which relate to such agreements are qualified in their entirety by reference to the complete text of each of the Contribution and Merger Agreement, the Merger Agreement Amendment, the Motorola Stock Purchase Agreement, the Registration Rights Agreement, each of the Contracts, the 2004 Letter Agreement and the 2005 Amendment which are incorporated herein by reference and copies of which were previously filed or are attached as described below in Item 7.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibit.

Exhibit 11	Letter agreement dated May 16, 2005 among Nextel Communications, Inc., Motorola, Inc. and Motorola SMR, Inc.

Schedule 13D

CUSIP No. 65332V103	Page 8 of 12 Pages

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2005	MOTOROLA, INC.

	By	/s/ A. Peter Lawson

	Name:	A. Peter Lawson Executive Vice President, General Counsel and Secretary

Dated: May 20, 2005	MOTOROLA SMR, INC.

	By	/s/ A. Peter Lawson

	Name:	A. Peter Lawson Secretary

Dated: May 20, 2005	MOTOROLA CANADA LIMITED

	By	/s/ A. Peter Lawson

	Name:	A. Peter Lawson Assistant Secretary

Schedule 13D

CUSIP No. 65332V103	Page 9 of 12 Pages

APPENDIX 1
INFORMATION CONCERNING
THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA

     The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person’s business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA

Edward J. Zander	Chairman of the Board and Chief Executive Officer, Motorola, Inc.

H. Laurance Fuller	Retired; formerly Co-Chairman of the Board of Directors, BP Amoco, p.l.c. His business address is: Primacy Business Center, 1111 E. Warrenville Road, Suite 257, Naperville, IL 60563.

Judy C. Lewent	Executive Vice President and Chief Financial Officer and President, Human Health Asia, Merck & Co., Inc. Her business address is: Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889.

Dr. Walter E. Massey	President of Morehouse College. His business address is: Morehouse College, 830 Westview Drive, SW, Atlanta, GA 30314.

Thomas J. Meredith	General Partner of Meritage Capital, L.P. and Chief Executive Officer of MFI Capital. His business address is: MFI Capital, 248 Addie Roy Road C200, Austin, TX 78746.

Nicholas Negroponte	Chairman of the Massachusetts Institute of Technology Media Laboratory. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210, Cambridge, MA 02139.

Indra K. Nooyi	President and Chief Financial Officer, PepsiCo, Inc. Her business address is: 700 Anderson Hill Road, Purchase, NY 10577.

Samuel C. Scott III	Chairman, President and Chief Executive Officer, Corn Products International. His business address is: Corn Products International, 5 Westbrook Corporate Center, Westchester, IL 60154.

Ron Sommer	Former Chief Executive Officer of Deutsche Telekom AG. His business address is: Deutsche Telekom AG, Griedrich-Ebert-Allee 140, 53113 Bonn, Germany. Citizenship: German.

James R. Stengel	Global Marketing Officer of The Procter & Gamble Company. His business address is: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, OH 45202.

Douglas A. Warner III	Retired; formerly Chairman of the Board, J.P. Morgan Chase & Co. His business address is: J.P. Morgan Chase & Co., 345 Park Avenue, 11th Floor, New York, NY 10154.

Dr. John A. White	Chancellor, University of Arkansas. His business address is: University of Arkansas, 425 Administration Building, Fayetteville, AR 72701.

Schedule 13D

CUSIP No. 65332V103	Page 10 of 12 Pages

EXECUTIVE OFFICERS OF MOTOROLA, INC.
(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

Gregory Q. Brown	Executive Vice President, President, Government and Enterprise Mobility Solutions.

David W. Devonshire	Executive Vice President, Chief Financial Officer.

Ruth A. Fattori	Executive Vice President, Human Resources.

Ronald Garriques	Executive Vice President, President, Mobile Devices.

A. Peter Lawson	Executive Vice President, General Counsel and Secretary.

Daniel M. Moloney	Executive Vice President, President, Connected Home Solutions.

Adrian R. Nemcek	Executive Vice President, President, Networks.

Richard N. Nottenburg	Executive Vice President, Chief Strategy Officer.

Stuart C. Reed	Senior Vice President, Chief Supply Chain Officer.

Padmasree Warrior	Executive Vice President, Chief Technology Officer.

Schedule 13D

CUSIP No. 65332V103	Page 11 of 12 Pages

APPENDIX 2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA SMR, INC.

The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola SMR, Inc. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person’s business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA SMR, INC.

David Devonshire	President of Motorola SMR, Inc. Executive Vice President, Chief Financial Officer of Motorola, Inc.

Garth L. Milne	Senior Vice President and Treasurer of Motorola SMR, Inc. Senior Vice President and Senior Treasury Advisor of Motorola, Inc.

Steven J. Strobel	Senior Vice President of Motorola SMR, Inc. Senior Vice President, Corporate Controller of Motorola, Inc.

EXECUTIVE OFFICERS OF MOTOROLA SMR, INC.
(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA SMR, INC.)

A. Peter Lawson	Secretary of Motorola SMR, Inc. Executive Vice President, General Counsel and Secretary of Motorola, Inc.

Schedule 13D

CUSIP No. 65332V103	Page 12 of 12 Pages

APPENDIX 3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA CANADA LIMITED

The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola Canada Limited. To the best of Motorola Canada Limited’s knowledge, the citizenship of the directors and executive officers is as listed below. In addition, unless otherwise noted, each such person’s business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA CANADA LIMITED

Frank A. Maw	President of Motorola Canada Limited. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian.

Robert Nichols	Vice President and Director of Business Operations of Motorola Canada Limited. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian.

Edward J. Hughes	Assistant Treasurer of Motorola Canada Limited. Corporate Vice President, Finance, International Finance, Corporate of Motorola, Inc. Citizenship: U.S.

EXECUTIVE OFFICERS OF MOTOROLA CANADA LIMITED
(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA CANADA LIMITED)

David W. Devonshire	Executive Vice President of Motorola Canada Limited. Executive Vice President, Chief Financial Officer of Motorola, Inc.

Garth L. Milne	Senior Vice President and Treasurer of Motorola Canada Limited. Senior Vice President and Senior Treasury Advisor of Motorola, Inc. Citizenship: U.S.

Paul C. Frew	Vice President and Director of the Government Relations Office of Motorola Canada Limited. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian.

Michael R. Hortie	Vice President of Motorola Canada Limited. Director of Sales, Mobile Devices, Motorola, Inc. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian.

Kathleen A. Bryan	Secretary of Motorola Canada Limited. Corporate Vice President, Law, Litigation, Motorola, Inc. Citizenship: U.S.